UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934

CHINA BIO-ENERGY CORP.

(Name of Issuer)

Common Stock, $0.001 par value per share

 (Title of Class of Securities)

168933 109

 (CUSIP Number)

Wealth Index Capital Group LLC
Naaman’s Building Suite 206, 3501 Silverside Road, Wilmington, Delaware

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

February 10, 2011

 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         Rule 13d-1 (b)

        ☑  Rule 13d-1 (c)

         Rule 13d-1 (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the notes).

CUSIP 097316 103

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Wealth Index Capital Group LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	5	SOLE VOTING POWER:

NUMBER OF		1,474,875

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,474,875

WITH:	8	SHARED DISPOSITIVE POWER:

		N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,474,875

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.13%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

* Percentage is calculated on the basis of 28,750,000 shares of Common Stock outstanding as of February 11, 2011.

CUSIP 097316 103

1	NAMES OF REPORTING PERSONS: I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Shanchun Huang

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

People’s Republic of China

	5	SOLE VOTING POWER:

NUMBER OF		1,474,875 (1)

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,474,875 (1)

WITH:	8	SHARED DISPOSITIVE POWER:

N/A

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,474,875 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

5.13%* (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1) Mr. Shanchun Huang may be deemed to be the “beneficial owner” of the 1,474,875 shares held by Wealth Index Capital Group LLC in accordance with Rule 13d-3 of the Securities Exchange Act of 1934.

(2) Percentage is calculated on the basis of 28,750,000 shares of Common Stock outstanding as of February 11, 2011.

SCHEDULE 13G

This Schedule 13G is filed on behalf of Wealth Index Capital Group LLC and Shanchun Huang (individually a “Reporting Person” and collectively “Reporting Persons”) relating to the acquisition of 1,474,875 shares of common stock, par value $0.001 per share (the "Shares"), of China Bio-Energy Corp. (the “Issuer”).    The principal executive office of the Issuer is located at Pudong Building, 2nd Floor, Jiulong Avenue, Longwen District, Zhangzhou City Fujian Province People’s Republic of China.

Item 1.	(a)	Name of Issuer:
China Bio-Energy Corp.

	(b)	Address of Issuer’s Principal Executive Offices:
Pudong Building, 2nd Floor, Jiulong Avenue, Longwen District, Zhangzhou City Fujian Province People’s Republic of China

Item 2.	(a)	Name of Person Filing:
1. Wealth Index Capital Group LLC 2. Shanchun Huang

	(b)	Address of Principal Business Office or, if None, Residence:
Address of both Reporting Persons: Naaman’s Building Suite 206, 3501 Silverside Road, Wilmington, Delaware

	(c)	Citizenship:
1. Wealth Index Capital Group LLC is a company formed under the laws of the State of Delaware 2. Shanchun Huang is a citizen of the People’s Republic of China

	(d)	Title of Class of Securities:
Common Stock, $0.001 par value per share

	(e)	CUSIP Number:
CUSIP 097316 103

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable

	(a)	☐ Broker or dealer registered under Section 15 of the Act.

	(b)	☐ Bank as defined in Section 3(a) (6) of the Act.

	(c)	☐ Insurance company as defined in Section 3(a) (19) of the Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940.

	(e)	☐ An investment adviser in accordance with § 240.13d-1 (b) (1) (ii) (E).

	(f)	☐An employee benefit plan or endowment fund in accordance with § 240.13d-1 (b) (1) (ii) (F).

	(g)	☐A parent holding company or control person in accordance with § 240.13d-1 (b) (1) (ii) (G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c) 14 of the Investment Company Act of 1940.

(j)	☐ Group, in accordance with § 240.13d-1 (b) (1) (ii) (J).

Item 4.	Ownership.

	(a)	Amount Beneficially Owned
1,474,875 shares

	(b)	Percent of Class
5.13%

	(c)	Number of Shares as to which the person has

(i)	Sole power to vote or direct the vote
1,474,875
(ii)	Shared power to vote or to direct the vote
N/A
(iii)	Sole power to dispose or direct the disposition of
1,474,875
(iv)	Shared power to dispose or direct the disposition of
N/A

Item 5.	Ownership of Five Percent or Less of a Class.

Inapplicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8.	Identification and Classification of Members of the Group.

Inapplicable.

Item 9.	Notice of Dissolution of Group.

Inapplicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 22, 2011

Wealth Index Capital Group LLC
By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Sole Member

By:	/s/ Shanchun Huang
Shanchun Huang

JOINT FILING AGREEMENT

The undersigned hereby agree that this Statement on Schedule 13G with respect to the shares of common stock of China Bio-Energy Corp., dated the date hereof, is, and any amendments thereto signed by the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: February 22, 2011

Wealth Index Capital Group LLC
By:	/s/ Shanchun Huang
Name:	Shanchun Huang
Title:	Sole Member

By:	/s/ Shanchun Huang
Shanchun Huang